UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Noah Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.0005 Per Share1

(Title of Class of Securities)

65487X1022

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Two American depositary shares represent one ordinary share.
[2]	This CUSIP number applies to the Issuer’s American depositary shares.

CUSIP No. 65487X102	13G	Page 1 of 4

1	NAMES OF REPORTING PERSON Jingbo Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,893,208.5 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,893,208.5 ordinary shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,893,208.5 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.9%[3]
12	TYPE OF REPORTING PERSON IN

[3]	Based on 28,819,960 ordinary shares outstanding as of December 31, 2017

CUSIP No. 65487X102	13G	Page 2 of 4

1	NAMES OF REPORTING PERSON Jing Investors Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,893,208.5 ordinary shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,893,208.5 ordinary shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,893,208.5 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.9%[4]
12	TYPE OF REPORTING PERSON CO

[4]	Based on 28,819,960 ordinary shares outstanding as of December 31, 2017

CUSIP No. 65487X102	13G	Page 3 of 4

Item 1(a).	NAME OF ISSUER

Noah Holdings Limited

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

No. 1687 Changyang Road, Changyang Valley, Building 2, Shanghai 200090, The People’s Republic of China

Item 2(a).	NAME OF PERSON FILING

Jingbo Wang

Jing Investors Co., Ltd. (“Jing Investors”)

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

For each of Jingbo Wang and Jing Investors:

Building 2, 1687 Changyang Road, Yangpu District, Shanghai, P.R. China, 200090

Item 2(c).	CITIZENSHIP

Ms. Jingbo Wang is a citizen of the People’s Republic of China.

Jing Investors is a British Virgin Islands company.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, par value US$0.0005 per share

Item 2(e).	CUSIP No.

65487X102.

This CUSIP number applies to the issuer’s American depositary shares; Two American depositary shares represent one ordinary share.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4.	OWNERSHIP

The information required by Items 4(a) - (c) is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.

Jing Investors is the record owner of 6,893,208.5 ordinary shares of the issuer. Ms. Jingbo Wang is the sole director of Jing Investors and as such has power to vote and dispose of the ordinary shares held by Jing Investors. Ms. Jingbo Wang is the beneficial owner of all the ordinary shares held by Jing Investors.

Jing Investors is indirectly wholly owned by ARK Trust (Hong Kong) Limited in its capacity as trustee of the Jing Family Trust (the “Trust”) constituted under the laws of Hong Kong, with Ms. Jingbo Wang as the settlor and Ms. Jingbo Wang and her family members as the beneficiaries. The Trust was established for the purposes of Ms. Jingbo Wang’s wealth management and family succession planning.

CUSIP No. 65487X102	13G	Page 4 of 4

Jing Investors is directly wholly owned by Magic Beams Enterprises Ltd., a British Virgin Islands company, which is in turn wholly owned by ARK Trust (Hong Kong) Limited, a professional trustee company. Therefore, ARK Trust (Hong Kong) Limited as trustee of the Trust indirectly holds the shares of Jing Investors. ARK Trust (Hong Kong) Limited as trustee of the Trust has no power to dispose of the ordinary shares held by Jing Investors except upon written instruction by Ms. Jingbo Wang, or to avoid criminal sanction or civil liability to persons not connected with the Trust, or to avoid adverse impact on the reputation of ARK Trust (Hong Kong) Limited or any of its associates.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 7, 2018

JING INVESTORS CO., LTD.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Director

JINGBO WANG

By:	/s/ Jingbo Wang
Name:	Jingbo Wang

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated February 13, 2012, Jing Investors Co., Ltd. and Jingbo Wang

*	previously filed